Exhibit 2.2

STOCKHOLDERS SUPPORT AGREEMENT

STOCKHOLDERS SUPPORT AGREEMENT, dated as of January 14, 2010 (this “Agreement”), among Shiseido Company, Limited, a corporation organized under the laws of Japan (“Parent”), Blush Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and each of the stockholders whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, as of the date hereof and except as set forth in Section 5 hereto, each Stockholder represents and warrants to Parent that it owns of record and beneficially and has good, valid and marketable title to, free and clear of any Lien, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind, other than pursuant to this Agreement and any applicable restrictions on transfer under the Securities Act, and has the sole power to vote and full right, power and authority to sell, transfer and deliver, the number of shares of common stock, par value $.001 per share (“Company Common Stock”), of Bare Escentuals, Inc., a Delaware corporation (the “Company”), as is set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Company Common Stock and any shares of Company Common Stock as to which the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”); and

WHEREAS, Parent, Purchaser and the Company propose to enter into, simultaneously herewith, an Agreement and Plan of Merger (the “Merger Agreement”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), a copy of which has been made available to each Stockholder, which provides, upon the terms and subject to the conditions thereof, for the Purchaser to commence a tender offer for all of the issued and outstanding shares of Company Common Stock (the “Offer”) and the subsequent merger of Purchaser with and into the Company (the “Merger”);

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein and in the Merger Agreement, and intending to be legally bound hereby, the Stockholders hereby agree as follows:

1. Tender of Shares. Each Stockholder hereby agrees that such Stockholder (a) shall tender, or cause to be tendered, in the Offer, as promptly as practicable following the commencement of the Offer, but in any event within five business days after the commencement of the Offer and receipt by such Stockholder of all documents or instruments required to be delivered pursuant to the terms of the Offer, all of its Shares pursuant to the terms of the Offer and (b) shall not withdraw, or cause to be withdrawn, such Shares, in each case, unless and until (i) the Offer shall have been terminated in accordance with the terms of the Merger Agreement or (ii) the Agreement shall been terminated in accordance with Section 7 hereof.

2. Voting; Grant of Proxy. Each Stockholder, by this Agreement, with respect to its Shares, shall, or shall cause the holder of record on any applicable record date to, vote, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, all of such Stockholder’s Shares (a) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Takeover Proposal) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that reasonably would be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement which are considered and voted upon by the stockholders of the Company. In order to secure the performance of such Stockholder’s obligations under this Agreement, by entering into this Agreement, such Stockholder hereby grants an irrevocable proxy to Parent (and agrees to execute such documents or certificates evidencing such proxy as Parent may reasonably request) to express consent or dissent, or otherwise utilize such voting power solely in the manner described in the immediately preceding sentence. THIS PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST, EXCEPT THAT SUCH PROXY SHALL BE REVOKED AUTOMATICALLY, WITHOUT NOTICE OR OTHER ACTION BY ANY PERSON, UPON THE TERMINATION OF THIS AGREEMENT. Each Stockholder shall retain at all times the right to vote such Stockholder’s Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in the first sentence of this Section 2 that are at any time or from time to time presented for consideration to the Company’s stockholders. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement.

3. Transfer of Shares. Except as otherwise contemplated by the Offer or the Merger Agreement, or pursuant to the terms of this Agreement, each Stockholder agrees that from and after the date hereof such Stockholder shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares or (d) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing its obligations hereunder.

4. No Solicitation of Transactions. None of the Stockholders shall, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or knowingly facilitate or encourage the submission of, any Takeover Proposal or (b) participate in any discussions or negotiations regarding, or furnish to any person, any information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, facilitate or knowingly facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, a Superior Proposal; provided, however, that nothing in this Section 4 shall prevent any equityholder of any Stockholder, in his capacity as an officer or a director of the Company, from engaging in any activity permitted pursuant to Section 6.5 of the Merger Agreement. Each Stockholder shall, and shall direct its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Takeover Proposal. Each Stockholder shall promptly advise Parent orally and in writing after the receipt by any Stockholder or its representatives (in any capacity other than as a director of the Company) of (a) any Takeover Proposal or any request for information with respect to any Takeover Proposal, the material terms and conditions of such Takeover Proposal or request and the identity of the person making such Takeover Proposal or request and (b) any changes in any such Takeover Proposal or request.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby severally represents and warrants to Parent and Purchaser as follows:

(a) Such Stockholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation (to the extent that such concepts are recognized in such jurisdiction). Such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary limited partnership or limited liability company action, and no other limited partnership or limited liability company proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and any implied covenant of good faith and fair dealing and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

(b) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate the organizational documents of such Stockholder, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (c) have been obtained and all filings and obligations described in subsection (c) have been made, conflict with or violate any Law applicable to such Stockholder or by which the Shares of such Stockholder are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under any agreement affecting the Shares to which such Stockholder is a party, or give to others any right of termination, amendment, acceleration or cancellation of any such agreement, or result in the creation of a Lien or other encumbrance on the Shares of such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(c) The execution and delivery of this Agreement by such Stockholder do not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act, the HSR Act and any Foreign Antitrust Laws.

6. Representations of Parent and Purchaser. Each of Parent and Purchaser hereby severally represents and warrants to Stockholder as follows:

(a) Each of Parent and Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation (to the extent that such concepts are recognized in such jurisdiction). Each of Parent and Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and any implied covenant of good faith and fair dealing and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act, the HSR Act, any Foreign Antitrust Laws, the Japanese Foreign Exchange and Foreign Trade Act (Gaitame-hou) and the rules and regulations of the Tokyo Stock Exchange.

7. Termination. The obligations of the Stockholders under this Agreement shall terminate upon the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall have been terminated. Each Stockholder shall have the right to terminate this Agreement immediately following (i) any decrease in the price per Share payable in the Offer, (ii) any change in form of consideration payable in the Offer, (iii) any reduction in the maximum number of Shares to be purchased in the Offer, (iv) any amendment to any term of the Offer, (v) the imposition of any conditions to the Offer not set forth in Annex A to the Merger Agreement or (vi) any extension of the term of the Offer except as otherwise permitted by Section 1.1(a) of the Merger Agreement. Nothing in this Section 7 shall relieve any party of liability for any breach of this Agreement.

8. Miscellaneous.

(a) Fees and Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by international courier (providing proof of delivery) or by e-mail to the respective parties at their addresses or e-mail addresses specified on the signature page of this Agreement.

(c) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this

Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

(d) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(e) Assignment; Binding Effect; Etc. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent may assign all or any of its rights and obligations hereunder to any affiliate of Parent, provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations; this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, and further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(g) Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State. Each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought.

(h) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(i) Further Assurances. From time to time, at the request of Parent, in the case of any Stockholder, or at the request of the Stockholders, in the case of Parent and Purchaser, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement; provided, however, that all out-of-pocket expenses incurred by any Stockholder in connection with any such further action (other than the tendering of shares or voting of shares pursuant to Sections 1 and 2 hereof) as may be reasonably requested of such Stockholder by Parent shall be borne by Parent.

(j) Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives to the fullest extent permitted by applicable law any and all right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby.

(k) Public Announcements. Prior to the Closing, none of Parent, Purchaser or the Stockholders shall issue any press release or make any other public statement with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of each party hereto, other than such announcements as are required by applicable Laws and/or as are required in order to comply with the rules and regulations of the Exchange Act or Securities Act; provided that Parent and Purchaser may refer to this Agreement in a press release to be issued jointly with the Company on the date of the execution of the Merger Agreement announcing the execution of the Merger Agreement; and, provided, further, that any Stockholder may provide information with respect to this Agreement or the transactions contemplated by this Agreement to its partners or members, as applicable, if and to the extent required by its limited partnership agreement, limited liability company agreement or related agreement.

(l) Not Binding in Other Capacities. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Stockholders are each entering into this Agreement solely in their respective capacities as a stockholder of the Company and nothing in this Agreement shall be construed to prohibit or restrict any officer of any Stockholder from taking any action in his capacity as an officer or member of the Board of Directors of the Company (or any committee thereof) or, subject to the limitations (and consequences of such actions) set forth in the Merger Agreement, from taking any action with respect to any Takeover Proposal as an officer or member of the Board of Directors of the Company to the extent permitted by the Merger Agreement or deemed advisable in order to fulfill his fiduciary duties under applicable Law.

[Signature Pages Immediately Follow.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SHISEIDO COMPANY, LIMITED

/s/ Shinzo Maeda
Name:	Shinzo Maeda
Title:	President & Chief Executive Officer
Address:	1-6-2, Higashi Shimbashi, Minato-ku, Tokyo 105-8310

BLUSH ACQUISITION CORPORATION

/s/ Joseph S. Kendy, Jr.
Name:	Joseph S. Kendy, Jr.
Title:	Secretary
Address:	100 Tokeneke Road, Darien, CT 06820
E-mail:	jkendy@sac-legal.com

[Signature Page to the Stockholders Support Agreement]

STOCKHOLDERS

BERKSHIRE PARTNERS LLC

/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director
Address:	200 Clarendon St., 35th Floor, Boston, MA 02116
E-mail:	rjones@berkshirepartners.com

BERKSHIRE FUND V, LIMITED PARTNERSHIP

By:	Fifth Berkshire Associates LLC, its General Partner

/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director
Address:	200 Clarendon St., 35th Floor, Boston, MA 02116
E-mail:	rjones@berkshirepartners.com

BERKSHIRE FUND VI, LIMITED PARTNERSHIP

By:	Sixth Berkshire Associates LLC, its General Partner

/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director
Address:	200 Clarendon St., 35th Floor, Boston, MA 02116
E-mail:	rjones@berkshirepartners.com

BERKSHIRE INVESTORS LLC

/s/ Ross M. Jones
Name:	Ross M. Jones
Title:	Managing Director
Address:	200 Clarendon St., 35th Floor, Boston, MA 02116
E-mail:	rjones@berkshirepartners.com

[Signature Page to the Stockholders Support Agreement]

EXHIBIT A

LIST OF STOCKHOLDERS

Name of Stockholder	Number of Shares of Company Common Stock Owned Beneficially and of Record[1]
Berkshire Partners LLC	489,164
Berkshire Fund V, Limited Partnership	6,300,566
Berkshire Fund VI, Limited Partnership	6,856,860
Berkshire Investors LLC	703,833

[1]

Fifth Berkshire Associates LLC (“Fifth Berkshire”) is the general partner of Berkshire Fund V, Limited Partnership (“Berkshire Fund V”) and has voting and investment power for Berkshire Fund V. Sixth Berkshire Associates LLC (“Sixth Berkshire”) is the general partner of Berkshire Fund VI, Limited Partnership (“Berkshire Fund VI”) and has voting and investment power for Berkshire Fund VI. The managing members of Fifth Berkshire include Bradley M. Bloom, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small and Ross M. Jones (the “Fifth Berkshire Principals” and together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the “Berkshire Principals”). The Berkshire Principals are the managing members of Sixth Berkshire, Berkshire Investors LLC and Berkshire Partners LLC and, as such, may be deemed to possess indirect beneficial ownership of the shares of common stock beneficially owned by Berkshire Fund V, Berkshire Fund VI, Berkshire Investors LLC and Berkshire Partners LLC. However none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Berkshire Fund V, Berkshire Fund VI, Berkshire Investors LLC or Berkshire Partners LLC, and as a result, each Berkshire Principal disclaims beneficial ownership of such shares of common stock.